Citigroup Funding Inc.
Pricing Sheet No. 2012—MTNDG0261 dated June 21, 2012 relating to
Preliminary Pricing Supplement No. 2012—MTNDG0261 dated June 7, 2012
Filed Pursuant to Rule 433
Registration Statement Nos. 333-172554 and 333-172554-01

460,350 Lookback PLUS Based on the S&P 500® Index Due June 26, 2014

Performance Leveraged Upside SecuritiesSM

PRICING TERMS – JUNE 21, 2012
Index:	S&P 500® Index
Aggregate principal amount:	$4,603,500
Stated principal amount:	$10 per security
Pricing date:	June 21, 2012
Issue date:	June 26, 2012
Valuation date:	June 23, 2014, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	June 26, 2014
Payment at maturity:
For each $10 security you hold at maturity:
▪     If the final index level is greater than the initial index level:
$10 + the leveraged return amount, subject to the maximum return at maturity
▪     If the final index level is less than or equal to the initial index level:
$10 × the index performance factor
In this case, your payment at maturity will be equal to or less than the $10 stated principal amount per security.  You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment.

Initial index level:
The lowest closing level of the index on any scheduled trading day during the initial determination period (excluding any scheduled trading day on which a market disruption event occurs).  In no event will the initial index level be greater than the closing level of the index on the pricing date, which was 1,325.51. Although the initial index level will not be determined until after the pricing date, there can be no assurance that the closing level of the index will be lower than the closing level on the pricing date at any time during the initial determination period.

Initial determination period:	The period from and including the pricing date to and including August 21, 2012
Final index level:	The closing level of the index on the valuation date
Leveraged return amount:	$10 × index percent change × leverage factor
Index percent change:	(final index level – initial index level) / initial index level
Leverage factor:	300%
Maximum return at maturity:	22.50%
Index performance factor:	final index level / initial index level
CUSIP / ISIN:	17318Q731 / US17318Q7319
Listing:	The securities will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. The securities are designed to be held to maturity.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to issuer
Per security:	$10.000	$0.225	$9.775
Total:	$4,603,500.00	$103,578.75	$4,499,921.25

(1) For information on the distribution of the securities, see “Supplemental Plan of Distribution” in this pricing supplement.  In addition to the underwriting fee, Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the preliminary pricing supplement describing the offering and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement filed with the SEC on June 7, 2012
Product Supplement No. EA-02-01 filed with the SEC on May 21, 2012
Underlying Supplement No. 1 filed with the SEC on May 23, 2012
Prospectus Supplement and Prospectus filed with the SEC on May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the securities.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a PLUS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the PLUS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the PLUS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.